Exhibit 99.1

Hut 8's digital asset mining operations to be 100 per cent self-mined

The company is purchasing all 960 Whatsminer M31S+ machines from hosting client TAAL effective May 1

TORONTO, April 19, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, today announced that it has entered into an agreement with TAAL to conclude its hosting relationship and purchase 960 MicroBT Whatsminer M31S+ effective May 1, 2022. The ASIC miners are currently installed and running at the company's mining facility in Medicine Hat on behalf of TAAL.

The machines are expected to provide an immediate incremental hashrate of 81 PH/s, bringing Hut 8's total hashrate to 2.62 EH/s.

"The incremental capacity will deliver an immediate hashrate benefit as ASIC miners are already on-site, installed and hashing," said Jaime Leverton, Chief Executive Officer of Hut 8. "Over the past 18 months, we have pursued a strategy that is unique among our peer group: in addition to digital asset mining, we support clients with high performance computing, cloud hosting, and collocation services at our five Canadian data centres so they can succeed in the burgeoning Blockchain and Web 3.0 industries."

Once the acquisition is complete, Hut 8's operations at all mining sites will be 100% allocated to self-mining.

About the Company:

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, statements regarding the anticipated expansion of the current installed hashrate, the expected incremental production of Bitcoin resulting from the purchase, and the Company's ability to continue to build on its strategy as both a digital asset miner and data centre provider supporting clients with high performance computing, cloud hosting, and collocation services at the five Canadian data centres.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, including geo-political risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Related Links: www.hut8mining.com

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SOURCE Hut 8 Mining Corp

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%SEDAR: 00033355E

For further information: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 06:45e 19-APR-22